Exhibit 2.2

OPTION SETTLEMENT AGREEMENT dated ● and made:

BETWEEN:	TERAXION INC., a corporation governed by the laws of the province of Quebec, Canada, having its principal place of business at 2716, Einstein Street, Québec, province of Quebec, Canada, G1P 4S8, herein represented by ●, its ●, duly authorized as he so declares;

AND:	9445-3461 QUEBEC INC., a corporation governed by the laws of the province of Quebec, Canada, having its principal place of business at 2828, Laurier Boulevard, Norton Rose Fulbright Tower, Suite 1500, province of Quebec, Canada, G1V 0B9, herein represented by ●, its ●, duly authorized as he so declares;

AND:	INDIE SEMICONDUCTOR, INC., a corporation governed by the laws of Delaware, having its principal place of business at 32 Journey, Aliso Viejo, California, USA, 92656, herein represented by ●, its ●, duly authorized as he so declares;

AND:	THE HOLDER OF OPTIONS WHO HAS EXECUTED THIS AGREEMENT BY SIGNING ITS INTERVENTION FORM.

RECITALS:

(A)	The Option Holder was granted, under the Option Plan, the Options set forth in the attached Appendix A, such Appendix showing the status of each outstanding Option grant, its terms and its exercise price;

(B)	The Corporation, the Management Shareholders and BDC Capital inc. entered into the Share Purchase Agreement on ● in connection with the Acquisition Transaction;

(C)	The Acquisition Transaction will constitute a liquidity event under the Option Plan triggering the acceleration of (i) the vesting of all the Options in order to allow the Option Holder to immediately exercise his Options or ask to be paid the Option Added Value, and (ii) the term of the Options in order for all remaining Options to expire upon closing of the Acquisition Transaction;

(D)	Therefore, the Option Holder will have, as per the terms of and in accordance with the procedure provided for in the Option Plan, the right to exercise his Options, pay the Exercise Price for all his Options, and have the Corporation issue Option Shares in his favour, subject to the Option Holder entering into an agreement with the Corporation pursuant to which he will undertake to sell his Option Shares to the Purchaser upon substantially the same terms and conditions as those agreed upon by the Management Shareholders;

(E)	Alternatively, the Option Holder will be entitled to elect to be paid by the Corporation, as a consideration for the cancellation of each of his Options, an amount of money equal to the Option Added Value;

(F)	If the Option Holder exercises his Options and acquires Option Shares, he would receive the same immediately taxable consideration as the consideration that the Management Shareholders will receive under the Acquisition Transaction where, if he elects to be paid the Option Added Value, he would receive a 100% immediately taxable cash consideration; and

(G)	By this Agreement, the Parties wish to agree on an alternative scenario for the treatment of the Options.

THEREFORE, IN CONSIDERATION OF THE PREMISES, THE PARTIES AGREE AS IT FOLLOWS:

1.	Definition and interpretation

1.1	Whenever used in this Agreement, the following words and terms have the meaning set out below:

1.1.1	Acquisition Transaction means the transaction pursuant to which the Purchaser will purchase from the direct or indirect shareholders of the Corporation all of their Shares in accordance with the terms of the Share Purchase Agreement;

1.1.2	Business Day means a day on which commercial banks are open for business in California and Quebec but excludes (a) a Saturday, Sunday or any other statutory or civic holiday in California or Quebec, and (b) any day on which commercial banks are authorized or required to be closed in California or Quebec;

1.1.3	Cashed-Out Option Percentage means the ratio of:

(i)	the Closing Cash Consideration

(A)	multiplied by the Total Number of Options divided by the Participating Shares on a Fully Diluted Basis

(B)	divided by the Fair Market Value of an Option Share, to

(ii)	the Total Number of Options;

1.1.4	Closing means the consummation of the Acquisition Transaction;

1.1.5	Closing Consideration means the amount determined as set forth in subparagraphs [2.3(a)(i) to (iv)] of the Share Purchase Agreement;

1.1.6	Closing Cash Consideration means 50% of the Closing Consideration;

1.1.7	Closing Date means the date of consummation of the Acquisition Transaction;

1.1.8	Closing Date Purchase Price Adjustments means adjustments made to any of the amounts set forth in subparagraphs [2.3(a)(i) to (iv)] of the Share Purchase Agreement following the Closing Date to take into consideration the “working capital” and the “net debt” of the Corporation as at the Closing Date, such purchase price and adjustments being calculated in accordance with the Share Purchase Agreement;

1.1.9	Corporation means Teraxion inc.;

1.1.10	Escrow Adjustment Amount means $● per Option;

1.1.11	Escrow Agent means ●;

1.1.12	Escrow Agreement means the escrow agreement to be executed on the Closing Date by the Purchaser, the Option Holder and the Escrow Agent with respect to the Escrow Adjustment Amount;

1.1.13	Exchange Rate means, with respect to the conversion of US dollars into Canadian dollars on the Closing Date, the daily average exchange rate for the applicable currency exchange published by the Bank of Canada on or for such day, or if such day is not a Business Day for the Bank of Canada, on or for the immediately preceding Business Day;

1.1.14	Exchange Ratio means the number computed by dividing the Fair Market Value of an Option Share by the Fair Market Value of an Indie Share;

1.1.15	Exercise Notice means a notice from the Option Holder in the form of the notice attached hereto as Appendix B, pursuant to which the Option Holder will notify the Purchaser and the Guarantor that he is exercising his Options;

1.1.16	Exercise Price means the price per share at which the Option Holder can purchase an Option Share upon the exercise of an Option;

1.1.17	Fair Market Value of an Option Share means, with respect to an Option held by the Option Holder, the amount equal to (i) the sum of the Closing Cash Consideration and the Fair Market Value of Share Consideration (ii) divided by the Participating Shares on a Fully Diluted Basis;

1.1.18	Fair Market Value of an Indie Share means the 5 -day weighted average price of one Indie Share immediately prior to the Closing Date, converted to Canadian dollars using the Exchange Rate;

1.1.19	Fair Market Value of Share Consideration means (i) the Closing Consideration minus the Closing Cash Consideration (ii) divided by the Indie Share Price multiplied by the Exchange Rate (iii) multiplied by the Fair Market Value of an Indie Share;

1.1.20	Guarantor means Indie Semiconductors, Inc.;

1.1.21	Indie Share Price means US$10.00;

1.1.22	Indie Shares means Indie shares tradeable on the Nasdaq Stock Exchange;

1.1.23	Lock Up Period means the period from the Closing Date until [December 10, 2021 inclusively];

1.1.24	Management Shareholders means Alain-Jacques Simard, Richard Kirouac, Ghislain Lafrance and Daniel Coulombe;

1.1.25	Option means the right granted by the Corporation to a person eligible under the Option Plan to purchase an Option Share;

1.1.26	Option Added Value means, with respect to an Option held by the Option Holder, an amount equal to the Fair Market Value of an Option Share minus the Exercise Price at which the Option Holder is entitled to exercise his Option and purchase an Option Share;

1.1.27	Option Holder means the person holding Options and who intervenes to this Agreement in order to be bound by its terms;

1.1.28	Option Plan means the Employee Stock Option Plan adopted by the Corporation on September 7, 2017 as amended and restated thereafter;

1.1.29	Option Share means a Class B Share in the capital of the Corporation;

1.1.30	Participating Shares on a Fully Diluted Basis means the number of Participating Shares (as that term is defined in the Share Purchase Agreement) plus the Total Number of Options;

1.1.31	Power of Attorney means the written mandate given by the Option Holder in favor of Alain-Jacques Simard (and alternatively to Richard Kirouac) to sign this Agreement on his behalf and to do other things related to this Agreement and the Acquisition Transaction as more fully described therein, such mandate being revocable until the 10th day following the date on which the Option Holder receives from the Corporation the draft of this Option Settlement Agreement and a summary of the terms and conditions of the Acquisition Transaction;

1.1.32	Purchaser means 9445-3461 Quebec inc.;

1.1.33	Share Purchase Agreement means the Share Purchase Agreement entered into on ● between the Purchaser and the shareholders of the Corporation pursuant to which the latter undertook to sell their Shares to the Purchaser (which is an indirect wholly owned subsidiary of the Guarantor) for a consideration payable 50% in cash and 50% in Indie Shares;

1.1.34	Shares means common shares in the capital of the Corporation;

1.1.35	Total Number of Options means the number of outstanding Options at the date of Closing; and

1.1.36	Transaction Costs means the portion of the aggregate amount of all “sell-side” fees and expenses for professional services (whether legal, accounting or otherwise, and including sales taxes) reasonably associated with the treatment of the Options in the Acquisition Transaction and reasonably allocable to the Option Holder (in the Corporation’s sole discretion, acting reasonably and in good faith).

1.2	Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa. The provision of a table of contents, the division of this Agreement into Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Agreement. The recitals to this Agreement are an integral part of this Agreement. In this Agreement (i) the words “including”, “includes” and “include” and any derivatives of such words mean “including (or includes or include) without limitation”. The expression “Section” and other subdivision followed by a number, mean and refer to the specified Section or other subdivision of this Agreement. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day. Any reference in this Agreement to a person includes its trustees, heirs, administrators, liquidators, executors, and successors.

2.	Rights under the Option Plan

2.1	Subject to Section 5, the Option Holder agrees not to exercise his right under the Option Plan to acquire Shares nor to elect to be paid the Option Added Value for the purposes of the Acquisition Transaction.

2.2	If the Option Holder has lent money to the Corporation under the Option Plan Supplemental Program, he will be repaid in full on the Closing Date.

3.	Cashed Out Options

3.1	Subject to Section 5, this Section 3 applies with respect to that number of Options held by the Option Holder, as calculated on the Closing Date, equal to the Cashed-Out Option Percentage multiplied by the total number of Options held by the Option Holder (the Cashed Out Options). In the event the Option Holder holds a partial number of Cashed Out Options, the number of Cashed Out Options will be rounded up to the nearest even number.

3.2	As consideration for the cancellation of each Cashed Out Option immediately prior to Closing, the Option Holder shall be entitled to the Option Added Value, and agrees to be paid at Closing by the Corporation an amount of money equal to the Option Added Value less the Escrow Adjustment Amount and less Transaction Costs. The Option Holder acknowledges and agrees that the Corporation will withhold from such payment the amount of money the Corporation is required to withhold under applicable laws in respect of the Option Added Value and will remit such amount to the proper governmental authorities and agencies.

3.3	At Closing, the Corporation shall remit to the Escrow Agent the Escrow Adjustment Amount by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent to the Corporation prior to the Closing Date, such funds to be held and released by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement.

3.4	In the event that Closing Date Purchase Price Adjustments are made, the Option Added Value and the amount of money to which the Option Holder is entitled as consideration for the cancellation of each Cashed Out Option will be recalculated and increased or decreased accordingly.

3.5	Within 5 Business Days after the determination of the Closing Date Purchase Price Adjustments, the Corporation and the Purchaser shall jointly instruct the Escrow Agent:

3.5.1	if the Closing Date Purchase Price Adjustments reduce the Option Added Value of the Cashed Out Options and such reduction is less than or equal to the Escrow Adjustment Amount:

(i)	to pay to the Option Holder on behalf of the Corporation an amount equal to the difference between the Escrow Adjustment Amount and the amount that is the reduction in the Option Added Value by wire transfer of immediately available funds, within 5 Business Days; and

(ii)	to pay to the Corporation the remaining Escrow Adjustment Amount, by wire transfer of immediately available funds, within 5 Business Days;

3.5.2	if the Closing Date Purchase Price Adjustments reduce the Option Added Value of the Cashed Out Options and such reduction is greater than the Escrow Adjustment Amount:

(i)	to pay to the Corporation the Escrow Adjustment Amount, by wire transfer of immediately available funds, by wire transfer of immediately available funds, within 5 Business Days; and

(ii)	the Option Holder shall pay to the Corporation an amount equal to the difference between the reduction in the Option Added Value and the Escrow Adjustment Amount, by cheque or wire transfer of immediately available funds, within 5 Business Days.

3.5.3	if the Closing Date Purchase Price Adjustments increase the Option Added Value of the Cashed Out Options or if there are no such adjustments:

(i)	to pay to the Option Holder on behalf of the Corporation an amount equal to the Escrow Adjustment Amount by wire transfer of immediately available funds, within 5 Business Days;

(ii)	the Corporation shall pay to the Option Holder the amount, if any, by which the increased Option Added Value exceeds the original Option Added Value, less statutory source deductions, by wire transfer of immediately available funds, within 5 Business Days.

3.5.4	The Option Holder acknowledges and agrees that the Corporation will have to withhold from any amount paid to the Option Holder under this Section 3 the amount of money the Corporation is required to withhold under applicable laws and will have to remit such amount to the proper governmental authorities and agencies.

3.5.5	Any interest or other amounts earned on the Escrow Adjustment Amount during the time it is held by the Escrow Agent shall be for the account of, and paid to, the Corporation.

3.6	With respect to the payments to the Option Holder in respect of Cashed Out Options, the Corporation shall elect in the prescribed manner under 110(1.1) of the Income Tax Act (Canada) that neither the Corporation, nor any person who does not deal at arm’s length with it, shall deduct, in computing income for the purposes of the Income Tax Act (Canada), any amount in respect of any such payment.

4.	Exchanged Options

4.1	Subject to Section 5, this Section 4 applies with respect to the remaining Options (other than the Cashed Out Options) held by the Option Holder (the Exchanged Options). In the event the Option Holder holds an odd or partial number of Exchanged Options, the number of Exchanged Options will be rounded down to the nearest whole number.

4.2	The Option Holder agrees to have his Exchanged Options assumed and exchanged by the Purchaser and the Guarantor as set out herein at Closing, such terms and conditions (the New Options) superseding and replacing the terms and conditions of the Option Plan with respect to the Exchanged Options, such Option Plan being terminated from thereon and the Corporation being released of its obligations thereunder. This Section 4 is intended to constitute a disposition of the Option Holder’s rights within the meaning of paragraph 7(1.4)(a) of the Income Tax Act (Canada) with respect to the specific number of Exchanged Options as determined pursuant to Section 4.1.

4.3	The Guarantor undertakes, upon receipt of an Exercise Notice from the Option Holder, to issue to the Option Holder the number of Indie Shares to which he is entitled pursuant to this Agreement, such Indie Shares to be issued in favour of the Option Holder no later than 5 Business Days following their receipt of his Exercise Notice.

4.4	The number of Indie Shares that the Option Holder shall be entitled to receive under the New Options upon their exercise, shall be equal to the number of Option Shares subject to the Exchanged Options immediately prior to the Closing Date multiplied by the Exchange Ratio. The per share exercise price for the Indie Shares issuable upon exercise of the New Options shall be equal (rounded up to the nearest whole cent) to the aggregate Exercise Price of the Exchanged Options divided by the Exchange Ratio, and divided by the total number of New Options held by the Option Holder. The exchange of all Exchanged Options for New Options is intended to occur on a tax-deferred basis pursuant to subsection 7(1.4) of the Income Tax Act (Canada). Accordingly, if the aggregate “in-the-money” amount of the New Options would otherwise exceed the aggregate “in-the-money” amount of the Exchanged Options as determined pursuant to paragraph 7(1.4)(c) of the Income Tax Act (Canada), then the exercise price of each New Option issued to holder thereof shall be increased such that no such excess arises, and the Guarantor shall make, in its sole discretion, acting reasonably and in good faith, any other adjustments to the New Options as would be necessary to effect such exchange on such a tax-deferred basis, provided such other adjustments do not result in adverse consequences to the Guarantor. For greater certainty, the Option Holder acknowledges and agrees that none of the Corporation, the Purchaser or the Guarantor has made, or is hereby making, any representation or warranty with respect to such tax-deferred nature of such exchange of the Exchanged Options for the New Options, and the Option Holder acknowledges that he had the opportunity to consult with his own tax advisors in this respect.

4.5	In the event that Closing Date Purchase Price Adjustments or any other reasonable adjustments have to be made in accordance with this Agreement or the Share Purchase Agreement, the number of Indie Shares that the Option Holder shall be entitled to receive for a New Option will remain the same, but:

4.5.1	if such adjustments reduce the Option Added Value, the per share exercise price of such New Option will be increased accordingly in such a manner that the economic “in-the-money” value of the Exchanged Options be the same as the economic “in-the-money” value of the New Options; and

4.5.2	if such adjustments increase the Option Added Value, the per share exercise price of such New Option will be reduced accordingly in such a manner that the economic “in-the-money” value of the Exchanged Options be the same as the economic “in-the-money” value of the New Options.

4.6	Within the 5 Business Day period referred to in Section 3.5, the Corporation shall notify in writing the Option Holder of (i) the number of New Options the Option Holder holds; (ii) the number of Indie Shares that the Option Holder shall be entitled to receive under such New Options; and (iii) the per share exercise price of each such New Option.

4.7	With his Exercise Notice, the Option Holder shall send a cheque in the amount of the Exercise Price (as adjusted in accordance with Section 4.5, as the case may be) multiplied by the number of New Options he holds, drawn to the Guarantor’s attention and dated as of the date of his Exercise Notice. Indie may (but is not required to) authorize a “cashless exercise” alternative, whereby an Option Holder may exercise his New Options and satisfy the Exercise Price either through a broker-assisted transaction or by having Indie withhold Indie Shares otherwise issuable upon exercise of the Option having a value equal to the amount of the Exercise Price (a Net Exercise). In the event of a Net Exercise, the Corporation shall elect in the prescribed manner under 110(1.1) of the Income Tax Act (Canada) that neither it, nor any person who does not deal at arm’s length with it, shall deduct, in computing income for the purposes of the Income Tax Act (Canada), any amount in respect of any such Net Exercise.

4.8	The Option Holder agrees that he will not be entitled to exercise any of his New Options before the latest of (i) the Closing Date, (ii) the end of the Lock Up Period and (iii) the final determination of any and all Closing Date Purchase Price Adjustments. To confirm his undertaking, the Option Holder hereby undertakes to sign a Lock Up Agreement, in the form substantially similar to what will be entered into by the Management Shareholders as will be submitted to him by the Guarantor. Guarantor shall provide the Option Holder with a copy of the duly executed Lock Up Agreement.

4.9	The New Options are fully vested (subject however to Section 4.7) and will be valid until ● (and without giving effect to any acceleration or termination of the term that would otherwise by triggered by the Acquisition Transaction). Each of the New Options, if it is not duly exercised by the Option Holder within such period, will be automatically cancelled. [NTD: Expiry date to be confirmed by indie]

4.10	The New Options are not transferable and can only be exercised by the Option Holder.

5.	Cancellation of certain provisions due to the termination of the Share Purchase Agreement

Under the Share Purchase Agreement, the Closing is subject to certain conditions. It is a possibility that the conditions will not be met, that the Share Purchase Agreement will then be terminated, that the Closing will not take place and that the Acquisition Transaction will not be consummated. The Closing and the consummation of the Acquisition Transaction is an essential condition to the rights and obligations of the Parties contained in Sections 2 to 4. Therefore, the rights and obligations contained in Sections 2 to 4 will only be effective if the terms of the Share Purchase Agreement are consummated.

6.	Miscellaneous provisions

6.1	This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by each Party.

6.2	No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision. No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any further exercise of that right or the exercise of any other right it may have.

6.3	This Agreement constitutes the entire agreement among the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations, correspondence and discussions, whether oral or written, of the Parties, including the Option Plan.

6.4	This Agreement is binding upon and enures to the benefit of the Parties and their respective successors, heirs, liquidators, executors, and administrators.

6.5	Neither this Agreement nor any of the rights or obligations under this Agreement may be assigned, transferred or delegated, by the Option Holder. Any purported assignment, transfer or delegation without such written consent will be null and void and of no force and effect.

6.6	If any provision of this Agreement is determined to be illegal, invalid or unenforceable, in whole or in part, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision or part thereof will be severed from this Agreement and the remaining part of such provision and all other provisions will continue in full force and effect.

6.7	This Agreement is governed by, and will be interpreted and enforced in accordance with the Laws of the province of Quebec and the federal Laws of Canada applicable therein, and shall also be subject to all applicable securities laws.

6.8	The Parties agree that the courts of the District of Quebec will have jurisdiction for the adjudication of any and all disputes or controversies arising out of or relating directly or indirectly to this Agreement and waive any objections to the assertion or exercise of jurisdiction by such courts, including any objection based on forum non conveniens.

6.9	This Agreement may be executed and delivered in any number of counterparts (including by facsimile, email or other electronic means), each of which is deemed to be an original, and such counterparts together constitute one and the same agreement.

6.10	The Corporation, the Purchaser and the Guarantor shall be entitled to set-off any amounts due by the Option Holder hereunder by amounts owed to him hereunder or under any other agreement.

6.11	The Parties have agreed that this Agreement as well as any notice, document or instrument relating to it be drawn up in English only but without prejudice to any such notice, document or instrument which may from time to time be drawn up in French only or in both French and English. Les parties aux présentes ont convenu que la présente convention ainsi que tous autres avis, actes ou documents s’y rattachant soient rédigés en anglais seulement mais sans préjudice à tous tels avis, actes ou documents qui pourraient à l’occasion être rédigés en français seulement ou à la fois en anglais et en français.

[Signature page follows]

The Parties have signed this Option Settlement Agreement as of the date first written above.

TERAXION INC.

By:
Name:
Title:

9445-3461 QUEBEC INC.

By:
Name:
Title:

INDIE SEMICONDUCTOR, INC.

By:
Name:
Title:

OPTION HOLDER (see Intervention Form)

APPENDIX A
LIST OF OPTIONS*

** Appendix has been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish the omitted appendix to the Securities and Exchange Commission upon request.

APPENDIX B
EXERCISE NOTICE

TO:	Indie Semiconductor, Inc. a/o: ● 2716, Einstein Street, Québec, Quebec Canada, G1P 4S8

Reference is made to a certain Option Settlement Agreement dated ● and entered into between Teraxion inc, 9445-3461 Quebec inc., Indie Semiconductor, Inc. and the undersigned (the Agreement). All capitalized terms used in this notice and not otherwise defined shall have the meaning ascribed to them in the Agreement.

The undersigned holds ● New Options allowing him/her to purchase ● Indie Shares.

The undersigned hereby exercises all New Options and asks you to deliver to his/her attention ● Indie Shares in accordance with the terms of the Agreement.

Unless a “cashless exercise” alternative has been approved by indie, the undersigned joins to this notice a cheque drawn to the attention of Indie Semiconductor, Inc. the amount of $● representing the Exercise Price for the purchase of the ● Indie Shares.

Yours truly,

Signed in ●, on ●,

Name: ●

INTERVENTION FORM
TO THE OPTION SETTLEMENT AGREEMENT

The undersigned is the holder of options that were granted to him by Teraxion inc. in accordance with the Employee Stock Option Plan adopted by Teraxion inc. on September 7, 2017 as amended and restated thereafter (the Options).

By signing this Intervention Form, the undersigned agrees to be bound by the terms and conditions of the Option Settlement Agreement dated ● and made between Teraxion inc, 9445-3461 Quebec inc., Indie Semiconductor, Inc. and the undersigned who agrees to sign this Intervention Form.

Signed in Quebec on ● 2021,

●

Signed by Alain-Jacques Simard, by proxy